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                                                  ____________________________
                                                        SEC FILE NUMBER
                                                           0-23400
                                                  ____________________________

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K   [ ] Form 20-F [ ] Form-11K [ ] Form 10-Q
              [ ] Form N-SAR

            For period Ended:       June 25, 2000
            [ ] Transition Report on Form 10-K
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR\
            For the Transition Period Ended:    Not applicable

            Read Instructions (on back page) Before Preparing Form.

Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable

Part  1 - REGISTRANT INFORMATION

      DT Industries, Inc.

Full Name of Registrant

      Not applicable

Former Name if Applicable

      Corporate Centre, Suite 2-300, 1949 East Sunshine

Address of principal executive office

      Springfield, Missouri 65804

City, state and zip code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b) The subject annual report, semi-annual report, transition report on
[X] Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

     (Attach Extra Sheets if Needed) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

As reported in the registrant's press release dated August 23, 2000, filed under cover of a Form 8-K on August 24, 2000, in the finalization of its audit of the registrant's financial results for the fiscal year ended June 25, 2000, the registrant's independent auditors requested additional time in order to continue to investigate an overstatement of certain asset accounts at Kalish Inc., the registrant's wholly-owned subsidiary. The registrant and its independent auditors are attempting to determine the impact of any discrepancies on its fiscal year 2000 financial results and on the results of any prior reporting periods. The discrepancies are likely to be material and could impact previously reported earnings for the 1997, 1998 and 1999 fiscal years, and for the fiscal quarters during those years and during fiscal year 2000.

As part of the investigation into the overstatement of certain asset accounts at Kalish Inc., the registrant is conducting a further review and has authorized its independent auditors to perform procedures to determine whether similar issues exist at any of its other subsidiaries. As a result of such review and procedures, an overstatement of certain asset accounts has been identified at Sencorp Systems, Inc., the company's wholly-owned subsidiary headquartered in Hyannis, Massachusetts. The registrant is working diligently with its independent auditors to quantify the impact of this overstatement. This information was reported in the registrant's press release dated September 19, 2000, filed under cover of a Form 8-K of even date.

As a result of the above investigations, the registrant is unable to timely file, without unreasonable effort or expense, its Form 10-K for the fiscal year ended June 25, 2000. The registrant does not expect to release its financial statements for the fiscal year just ended until the amounts have been quantified and any necessary restatements have been made.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Wayne W. Schultz                          (417)         890-0102

         (Name)                             (Area code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                  [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on the information presently available, the registrant anticipates that the discrepancies being investigated are likely to be material and could impact previously reported earnings for the 1997, 1998 and 1999 fiscal years, and for the fiscal quarters during those years and during fiscal year 2000. Until the investigations at Kalish Inc. and Sencorp Systems, Inc. have been completed by the registrant and its independent auditors, the registrant is unable to make a reasonable estimate of the change in results of operations during these periods.

                               DT Industries, Inc.
                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  September 25, 2000                        By  /s/ Wayne W. Schultz

                                                Wayne W. Schultz
                                                Senior Vice President -
                                                Finance

                     [Letterhead of PricewaterhouseCoopers LLP]






September 25, 2000



Mr. Wayne Schultz
Vice President of Finance
DT Industries, Inc.
1949 East Sunshine, Suite 2-300
Springfield, MO  65804

Dear Mr. Schultz:

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated September 25, 2000.

We are the independent auditors of DT Industries, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Form 10-K for the fiscal year ended June 25, 2000 because additional time is required to continue to investigate the overstatement of certain asset accounts at Kalish Inc. and Sencorp Systems, Inc., the Registrant's wholly-owned subsidiaries, and to determine the impact of any discrepancies on the Registrant's fiscal year 2000 financial results and previously reported earnings for the 1997, 1998 and 1999 fiscal years.

We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the financial statements of the Registrant on or before the date the Form 10-K of the Registrant for the fiscal year ended June 25, 2000 is required to be filed.

Very truly yours,



PricewaterhouseCoopers LLP